Mail Stop 3010

November 20, 2009

VIA USMAIL and FAX (312) 207-1822

Mr. Richard W. Pehlke
Chief Financial Officer
Grubb & Ellis Company
1551 North Tustin Avenue, Suite 300
Santa Ana, California 92705

>        **Re:     Grubb & Ellis Company**
>                **Form 10-K/A for the year ended December 31, 2008**
>                **Filed on June 1, 2009**
>                **Form 10-Q for the periods ended March 31, 2009 and June 30, 2009**
>                **Filed on May 28, 2009 and August 10, 2009**
>                **File No. 001-08122**

Dear Mr. Pehlke:

    We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

    You may contact Wilson K. Lee at (202) 551–3468 or me at (202) 551-3472 if you have any additional questions.

>                    Sincerely,


>                    Yolanda Crittendon
>                    Staff Accountant